File No. 333-224561

As filed with the SEC on August 17, 2018

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  1

(Check appropriate box or boxes)

FEDERATED INSURANCE SERIES

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

Peter J. Germain, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Acquisition of the assets of

FEDERATED MANAGED TAIL RISK FUND II

(A Portfolio of Federated Insurance Series)

By and in exchange for

Primary Shares and Service Shares

of

FEDERATED MANAGED VOLATILITY FUND II

(A Portfolio of Federated Insurance Series)

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Primary Shares and Service Shares

without par value, of

Federated Managed Volatility Fund II

It is proposed that this filing will become effective

Immediately upon filing pursuant to Rule 485 (b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (333-224561) is to file Exhibit 12, Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant’s Form N-14 filing on May 1, 2018.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on June 19, 2018 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on June 19, 2018 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12 – Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization.

Item 15. Indemnification:

Indemnification is provided to Trustees and officers of the Registrant pursuant to the Registrant's Declaration of Trust and Bylaws, except where such indemnification is not permitted by law. However, the Declaration of Trust and Bylaws do not protect the Trustees or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. Trustees and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").

Insofar as indemnification for liabilities arising under the Act may be permitted to Trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, officers, or controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, Trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

(1)
	1.1	Conformed copy of Amended and Restated Declaration of Trust of Registrant	33
	1.2	Conformed copy of amendment #23 of Declaration of Trust of Registrant	36
	1.3	Form of amendment #24 of Declaration of Trust of Registrant	37
	1.4	Conformed copy of Amendment #25 of Declaration of Trust of Registrant	39
	1.5	Conformed copy of Amendment #26 of Declaration of Trust of Registrant	41
	1.6	Conformed copy of Amendment # 27 of Declaration of Trust of Registrant	45
	1.7	Conformed copy of Amendment # 28 of Declaration of Trust of Registrant	47
	1.8	Conformed copy of Amendment # 29 of Declaration of Trust of Registrant	50

(2)
	2.1	Copy of By-Laws
	2.2	Amendment Nos. 1, 2 and 3	19
	2.3	Amendment Nos. 4 and 5	30
	2.4	Amendment Nos. 6, 7 and 8	33
	2.5	Amendment No. 9	45

(3)	Not Applicable

(4)	The Registrant hereby incorporates by reference the conformed copy of Agreement and Plan of Reorganization are filed herein as Annex A to the Prospectus/Proxy Statement from Item 4 of the Registrant’s Registrant Statement on Form N-14, filed with the commission on May 1, 2018.

(5)
	5.1	Copy of Specimen Certificate of Shares of Beneficial Interest of Federated American Leaders Fund II; Federated Utility Fund II; Federated Fund for U.S. Government Securities II; Federated High Income Bond Fund II; Federated Prime Money Fund II; Federated Growth Strategies Fund II; and Federated Equity Income Fund II	15
	5.2	Copy of Specimen Certificate of Shares of Beneficial Interest of Federated International Equity Fund II As of September 1, 1997, Federated Securities Corp. stopped issuing share certificates.	4

(6)
	6.1	Conformed copy of Investment Advisory Contract between the Registrant and Federated Advisers with conformed copies of Exhibits A,B,C,D,and E	3
	6.2	Conformed copy of Exhibit F to Investment Advisory Contract	6
	6.3	Conformed copy of Exhibit G to Investment Advisory Contract	10
	6.4	Conformed copy of Exhibit H to Investment Advisory Contract	12
	6.5	Conformed copy of Exhibit I to Investment Advisory Contract	20
	6.6	Conformed copy of Exhibits J and K to Investment Advisory Contract	22
	6.7	Conformed copy of Exhibit L to Investment Advisory Contract	24
	6.8	Conformed copy of Amendment to the Investment Advisory Contract	25
	6.9	Conformed copy of Investment Advisory Contract between the Registrant and Federated Global Research Corp. with respect to Federated International Equity Fund II with a conformed copy of Exhibit A attached	10
	6.10	Conformed copy of Exhibit B to Investment Advisory Contract	26
	6.11	Conformed copy of Sub-Advisory Agreement between Federated Advisers and Federated Global Research Corp. with respect to Federated Utility Fund II	17
	6.12	Conformed copy of Exhibit A to Sub-Advisory Contract	10
	6.12	Conformed copy of Sub-Advisory Agreement between Federated Investment Management Company and Federated Global Investment Management Corp. with respect to Federated Strategic Income Fund II	22
	6.14	Conformed copy of Exhibit A to Sub-Advisory Contract	10
	6.15	Conformed copy of Exhibit M to the Investment Advisory Contract	27
	6.16	Conformed copy of Sub-Advisory Agreement between Federated Investment Management Company and Federated Global Investment Management Corp. with respect to Federated Kaufmann Fund II	27
	6.17	Conformed copy of Exhibit A to the Sub-Advisory Contract	27
	6.18	Conformed copy of Assignment of Advisory Contract and Sub-Advisory Contract	30
	6.19	Conformed copy of new Sub-Advisory Contract with respect to Federated Capital Income Fund II	30
	6.20	Conformed copy of new Advisory Contract between Federated Equity Management Company of Pennsylvania and Registrant	33
	6.21	Conformed copy of Exhibit B to the Sub-Advisory Agreement	33
	6.22	Conformed copy of Assignment of Advisory Contract to Federated Global Investment Management Corp.	37
	6.23	Conformed copy of Exhibit C to Advisory Contract for Federated Clover Value Fund II	37
	6.24	Conformed copy of Amendment 1 to Exhibit A of Advisory Contract for Federated Managed Tail Risk Fund II.	44
	6.25	Conformed copy of Co-Advisory Contract for Federated Managed Volatility Fund II and Federated Managed Tail Risk Fund II.	45
	6.26	Conformed copy of Amendment 1 to Exhibit F of the Advisory Contract for Federated Kaufmann Fund II	45
	6.27	Conformed copy of Amendment 1 to Exhibit A of the Sub-Advisory Agreement for Federated Kaufmann Fund II	47

(7)
	7.1	Conformed copy of Distributor’s Contract of the Registrant with conformed copies of Exhibits A,B,C and D attached	3
	7.2	Conformed copy of Exhibits E,F,L and M to Distributor’s Contract	23
	7.3	Conformed copy of Exhibit G to Distributor’s Contract	10
	7.4	Conformed copy of Exhibit H to Distributor’s Contract	12
	7.5	Conformed copy of Exhibit I to Distributor’s Contract	20
	7.6	Conformed copy of Exhibit J and K to Distributor’s Contract	22
	7.7	Conformed copy of Exhibit N to Distributor’s Contract	24
	7.8	Conformed copy of Amendment to the Distributor’s Contract	25
	7.9	Conformed copy of Exhibit O to Distributor’s Contract	27
	7.10	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Nos. 33-38550 and 811-6269).
	7.11	Conformed copy of Exhibit P to Distributor’s Contract	30
	7.12	Conformed copy of Exhibit Q to Distributor’s Contract	33
	7.13	Conformed copy of Exhibit N to Distributor’s Contract as revised on February 15, 2013.	42
	7.14	Conformed copy of Amendment to Distributor’s Contract dated June 1, 2013	44
	7.15	Conformed copy of Exhibit R to the Distributor’s Contract	48
	7.16	Conformed copy of Exhibit S to the Distributor’s contract.	50

(8)	Not applicable

(9)
	9.1	Conformed copy of Custodian Contract	7
	9.2	Conformed copy of Domestic Custody Fee Schedule	17
	9.3	Conformed copy of Amendment to the Custodian Contract of the Registrant	35
	9.4	Conformed copy of Amendment to the Custody Agreement of the Registrant	40
	9.5	Copy of Revised Exhibit 1 (revised as of February 15, 2013) to the Custodian Contract	42

(10)
	10.1	Conformed copy of Distribution Plan of the Registrant	31
	10.2	Conformed copy of Exhibit D to the Distribution Plan	33
	10.3	Conformed copy of Exhibit A and Exhibit B (as revised on February 15, 2013) to the Distribution Plan	42
	10.4	Conformed copy of Exhibit E to the Distribution Plan	47

(11)	The Registrant hereby incorporates by referenced the Conformed Copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued from Item 11 of the Registrant’s Registration Statement filed on Form N-14, filed with the Commission on May 1,2018.

(12)	Conformed copy of Opinion regarding Tax Consequences of the Reorganization.	+

(13)
1	Conformed copy of Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services, and Custody Services Procurement;	19
2	The Registrant hereby incorporates the conformed copy of Amendment No. 2 to the Amended & Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23 (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the Commission on March 30, 2004. (File Nos. 2-75769 and 811-3387);
3	The Registrant hereby incorporates the conformed copy of Amendment No. 3 to the Amended & Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23 (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the Commission on March 30, 2004. (File Nos. 2-75769 and 811-3387);
4	Conformed copy of Amended and Restated Shareholder Services Agreement;	16
5	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services, with Exhibit 1 and Amendments 1 and 2 attached, between Federated Administrative Services and the Registrant from Item 23(h)(iv)of the Federated Total Return Series, Inc. Registration Statement on Form N-1A, filed with the Commission on November 29, 2004. (File Nos. 33-50773 and 811-7115);
6	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item 23(h)(vii) of th Cash Trust Series, Inc. Registration Statement filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843)
7	The Registrant hereby incorporates the conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A revised 6/30/04, from Item 23(h)(viii) of the Cash Trust Series, Inc. Registration Statement filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843)
8	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23 (h)(ix) of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the Commission on April 28, 2005. (File Nos. 33-60411 and 811-07309)
9	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for Administrative Services between Federated Administrative Services Company and the Registrant dated June 1, 2005, form Item 23(h)(ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 27, 2005. (File Nos. 33-29838 and 811-5843)
10	The Registrant hereby incorporates the Conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A revised 3/1/06, from Item (h)(viii) of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the Commission on April 26, 2006. (File Nos. 33-60411 and 811-07309)
11	The Registrant hereby incorporates the Conformed copy of the Transfer Agency and Service Agreement between the Federated Funds listed on Schedule A revised 3/1/06, from Item (h)(ix) of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the Commission on April 26, 2006. (File Nos. 33-60411 and 811-07309)
12	Conformed copy of the Financial Administration and Accounting Services Agreement	40
13	Copy of Exhibit A (revised as of February 15, 2013) to the Financial Administration Accounting and Services Agreement	42
14	Copy of Schedule 1 (revised as of February 15, 2013) to the Second Amended and Restated Services Agreement	42
15	Copy of Exhibit 1 (revised as of February 15, 2013) to the Agreement for Administrative Services	42
16	Conformed Copy of Second Amended and Restated Administrative Services Agreement dated 9/1/2017	50

(14)
	14.1	The Registrant hereby incorporates the Conformed copy of Consent of KPMG, LLP, Independent Registered Public Accounting Firm from Item 14.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on May 1, 2018.

(15)	Not applicable

(16)
	16.1	The Registrant hereby incorporates the Conformed copy of Unanimous Consent of Trustees from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on May 1, 2018
	16.2	The Registrant hereby incorporates the Conformed copy of Power of Attorney of the Registrant from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on May 1, 2018

(17)	The Registrant hereby incorporates the Ballot from Item 17 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on May 1, 2018

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 33-69268 and 811-8042)
3	PEA No. 2 filed August 23, 1994
4	PEA No. 3 filed January 19, 1995
6	PEA No. 5 filed on April 3, 1995
7	PEA No. 6 filed on April 21, 1994
10	PEA No. 9 filed on February 16, 1996
12	PEA No. 12 filed on February 10, 1997
17	PEA No. 18 filed on April 22, 1998
19	PEA No. 20 filed on February 19, 1999
20	PEA No. 22 filed on April 20, 1999
22	PEA No. 25 filed on February 17, 2000
24	PEA No. 30 filed on April 23, 2001
25	PEA No. 30 filed on April 23, 2001
26	PEA No. 31 filed on February 28, 2002
27	PEA No. 36 filed on April 29, 2002
30	PEA No. 40 filed on February 20, 2004
31	PEA No. 41 filed on April 29, 2004

33	PEA No. 45 filed on April 28, 2006

36	PEA No. 50 filed on February 13,2009
37	PEA No. 52 filed on April 30, 2009

39	PEA No. 55 filed on April 23, 2010
40	PEA No. 56 filed on April 27, 2011
41	PEA No. 60 filed on April 25, 2012
42	PEA No. 64 filed on April 26, 2013

44	PEA No. 68 filed on April 28, 2014
45	PEA No. 70 filed on January 30, 2015

47	PEA No. 74 filed on January 29, 2016
48	PEA No. 76 filed on April 28, 2016

50	PEA No. 80 filed on April 24,2018

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Federated Insurance Series, has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 17th day of August 2018.

Federated Insurance Series
BY: /s/ Edward C. Bartley Edward C. Bartley, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY: /s/ Edward C. Bartley, Edward C. Bartley Assistant Secretary	Attorney In Fact For the Persons Listed Below	August 17, 2018
John B. Fisher*	President and (Principal Executive Officer)
J. Christopher Donahue*	Trustee
Thomas R. Donahue*	Trustee
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John T. Collins*	Trustee
G. Thomas Hough*	Trustee
Maureen Lally-Green*	Trustee
Charles F. Mansfield, Jr.*	Trustee
Thomas O’Neill*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney